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EXHIBIT 12(a)
WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in millions)
	2001	2000	1999	1998	1997
Earnings, including interest on deposits(1):
Income before income tax expense and extraordinary item	$4,311	$2,984	$2,884	$2,369	$1,538
Fixed charges	8,285	9,538	7,674	6,990	6,349

	$12,596	$12,522	$10,558	$9,359	$7,887

Fixed charges(1):
Interest expense	$8,189	$9,472	$7,610	$6,929	$6,287
Estimated interest component of net rental expense	96	66	64	61	62

	$8,285	$9,538	$7,674	$6,990	$6,349

Ratio of earnings to fixed charges(2)	1.52	1.31	1.38	1.34	1.24

Earnings, excluding interest on deposits:
Income before income tax expense and extraordinary item	$4,311	$2,984	$2,884	$2,369	$1,538
Fixed charges	5,191	6,248	4,504	3,402	2,703

	$9,502	$9,232	$7,388	$5,771	$4,241

Fixed charges:
Interest expense	$8,189	$9,472	$7,610	$6,929	$6,287
Less interest on deposits	3,094	3,290	3,170	3,588	3,646
Estimated interest component of net rental expense	96	66	64	61	62

	$5,191	$6,248	$4,504	$3,402	$2,703

Ratio of earnings to fixed charges(2)	1.83	1.48	1.64	1.70	1.57

(1)
As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission Regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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EXHIBIT 12(a) WASHINGTON MUTUAL, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES